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                               September 14, 2020

       Sue Veres Royal
       Cheif Executive Officer
       BeBop Channel Corp.
       90 State Street, Ste 700 Office 40
       Albany, NY 12207

                                                        Re: BeBop Channel Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 31,
2020
                                                            File No. 024-11307

       Dear Ms. Royal:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Certain Relationships and Related Party Transactions

   1. Please revise your related party disclosure to discuss the two equity conversions and stock purchase agreement with
your Chief Executive Officer, as you do in Notes 4 and 5 on
                                                        page 48. Please refer
to Item 13(a) of Part II of Form 1-A
       Dilution
       Filmmakers

   2. Please tell us why you do not recognize the fair value of the film library as a capital contribution.
 Sue Veres Royal
FirstName LastNameSue
BeBop Channel  Corp. Veres Royal
Comapany 14,
September NameBeBop
              2020     Channel Corp.
September
Page 2    14, 2020 Page 2
FirstName LastName
Financial Statements

3. Financial statements are the responsibility of the management. Please remove the
         labeling,    prepared by the company    from the financial statements
as such label on some
         statements, and not all, is confusing.
4.       Please provide financial statements as of, or from inception to June
30, 2019.
5.       Please provide statements of stockholders    equity.
Note 2. Depreciation of Film Library

6. We note that you do not depreciate the film library over the 4-year license term, since you anticipate to extend it into significant multi-year relationships. Please tell us whether and how you considered the costs to extend the license terms.
Note 4. CEO Stock Purchase and Conversion Agreements

7. You state that you listed $7,462.48 cash-contributions by your CEO as revenue and income. Please tell us:
             How these contributions met the definition of revenue or income and why you did not record it as capital contributions;
             Why you label all expenses as applicable to revenues on your statement of comprehensive income information; and
             Why you classify such contribution as cash-flows from operations, rather than financing activities.
Number of Shares Outstanding before the Offering

8. Please tell us why the sum of shares summarized immediately preceding this section does not equal 8,817,950 shares outstanding before the offering you quantify here.
Operating Statements June 30, 2020

9. Please specify the duration (e.g., for the year ended June 30, 2020) that the operating statement covers.
Part III Exhibits

10. We note that you have filed your subscription agreement as Exhibit 12. We note that in paragraph 2(i) of the subscription agreement you ask investors to represent that they have reviewed the offering circular. Because this representation may suggest to the subscriber that he is foregoing his rights under the federal securities laws unless he has reviewed the offering circular, please remove this clause.
11.      We note that your Subscription Agreement appears to include an exclusive forum
         provision in paragraph 9. Please disclose the extent to which this exclusive forum provision applies to federal securities laws claim. In this regard, we note that Section 27 of
 Sue Veres Royal
BeBop Channel Corp.
September 14, 2020
Page 3
         the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
         Act or the rules and regulations thereunder. If the provision applies to Securities
         Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Preparer   s Statement

12.      We note that your financial statements were not audited. Please remove
the preparer   s
         statement that states that the financial statements were audited.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer Lopez-Molina at 202-551-3792 with any other questions.



FirstName LastNameSue Veres Royal                               Sincerely,
Comapany NameBeBop Channel Corp.
                                                                Division of
Corporation Finance
September 14, 2020 Page 3                                       Office of Trade
& Services
FirstName LastName